

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Via E-mail
Mr. Patrick Dumont
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

Re: Las Vegas Sands Corp.
Form 10-Q for the quarterly period ended June 30, 2019
Exhibit No. 10.1
Filed July 24, 2019
File No. 001-32373

Dear Mr. Dumont:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance